Exhibit 99.1

CANARC RESOURCE CORP.

Consolidated Financial Statements

(expressed in United States dollars)

Years ended December 31, 2019, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND DIRECTORS OF CANARC RESOURCE CORP.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Canarc Resource Corp. (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2019, 2018 and 2017, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019, 2018 and 2017, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in note 3 to the consolidated financial statements, the Company has changed its accounting policy for leases as of January 1, 2019 due to the adoption of IFRS 16 Leases.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 1 of the consolidated financial statements, which indicates that the Company has an accumulated deficit of $47,578,000 as at December 31, 2019. As stated in Note 1 to the consolidated financial statements, this condition, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company's auditor since 2008.

Vancouver, Canada
March 26, 2020

CANARC RESOURCE CORP.
Consolidated Statements of Financial Position
(expressed in thousands of United States dollars)

		December 31,
	Notes	2019	2018

ASSETS

CURRENT ASSETS
Cash		$1,923	$2,329
Marketable securities	7	104	719
Receivables and prepaids	13	76	87
Promissory note receivable	6	-	59
Total Current Assets		2,103	3,194

NON-CURRENT ASSETS
Mineral property interests	8	16,083	14,237
Equipment	9	128	80
Total Non-Current Assets		16,211	14,317
Total Assets		$18,314	$17,511

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	10(a) and 13	$151	$262
Flow through premium liability	10(b)	9	-
Deferred royalty liability, current	10(c)	35	35
Lease liability, current	10(d)	36	-
Total Current Liabilities		231	297

LONG TERM LIABILITIES
Deferred royalty liability, long term	10(c)	123	130
Lease liability, long term	10(d)	39	-
Total Long Term Liabilities		162	130
Total Liabilities		393	427

SHAREHOLDERS' EQUITY
Share capital	11(b)	67,287	66,305
Reserve for share-based payments		709	734
Accumulated other comprehensive loss		(2,497)	(3,253)
Deficit		(47,578)	(46,702)
Total Shareholders' Equity		17,921	17,084
Total Liabilities and Shareholders' Equity		$18,314	$17,511

Refer to the accompanying notes to the consolidated financial statements.

Approved on behalf of the Board:

/s/ Bradford Cooke	/s/ Martin Burian
Director	Director

CANARC RESOURCE CORP.
Consolidated Statements of Comprehensive Loss
(expressed in thousands of United States dollars, except per share amounts)

		Years ended December 31,
	Notes	2019	2018	2017

Expenses:
Amortization	9	$48	$24	$14
Corporate development	12 and 13	31	49	57
Employee and director remuneration	13	462	590	792
General and administrative	12 and 13	175	223	236
Shareholder relations		116	52	171
Share-based payments	11(c) and 13	120	118	366

Loss before the undernoted		(952)	(1,056)	(1,636)

Interest and other income		35	44	52
Change in fair value of marketable securities	7	(131)	(140)	(293)
Flow through financing costs	10(a)	-	(4)	-
Interest and finance charges	10(c) and (d)	(44)	(30)	(23)
Foreign exchange gain (loss)		41	(156)	-
Recovery of promissory note receivable	6	-	152	-
Recovery (write off) of mineral property interest	8(a)(iii) and b(iii)	5	12	(67)
Write off of equipment	9	-	(1)	-

Net loss before income tax		(1,046)	(1,179)	(1,967)

Income tax recovery	10(b)	3	54	7

Net loss for the year		(1,043)	(1,125)	(1,960)

Other comprehensive income (loss):
Foreign currency translation adjustment		756	(1,258)	1,274

Comprehensive loss for the year		$(287)	$(2,383)	$(686)

Basic and diluted loss per share		$-	$(0.01)	$(0.01)

Weighted average number of common shares outstanding		228,876,533	218,460,355	218,473,845

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.
Consolidated Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2016	217,189,597	$66,210	$759	$(3,269)	$(44,093)	$19,607
Private placement, net of share issue costs	3,846,154	274	-	-	-	274
Common share buy-back under normal course issuer bid (Note 11(b)(iii))	(2,558,500)	(168)	-	-	-	(168)
Exercise of share appreciation rights	301,893	23	(23)	-		-
Share-based payments	-	-	366	-	-	366
Cancellation and expiration of stock options	-	-	(12)	-	12	-
Finders fee warrants	-	(11)	11	-	-	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	1,274	(13)	1,261
Net loss for the year	-	-	-	-	(1,960)	(1,960)
Balance, December 31, 2017	218,779,144	66,328	1,101	(1,995)	(46,054)	19,380
Common share buy-back under normal course issuer bid (Note 11(b)(ii) and (iii))	(524,000)	(21)	-	-	-	(21)
Property acquisition (Note 11(b)(ii))	100,000	4	-	-	-	4
Share issue expenses	-	(6)	-	-	-	(6)
Share-based payments	-	-	118	-	-	118
Cancellation and expiration of stock options	-	-	(407)	-	407	-
Expiration of finders fee warrants	-	-	(70)	-	70	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	(8)	(1,258)	-	(1,266)
Net loss for the year	-	-	-	-	(1,125)	(1,125)
Balance, December 31, 2018	218,355,144	66,305	734	(3,253)	(46,702)	17,084
Impact of adoptiing IFRS 16 (Notes 3(o) and (p))	-	-	-	-	(10)	(10)
Balance, January 1, 2019	218,355,144	66,305	734	(3,253)	(46,712)	17,074
Private placement, net of share issue costs	23,729,856	991	-	-	-	991
Property acquisition (Note 11(b)(i))	575,000	23	-	-	-	23
Finders fee warrants	-	(32)	32	-	-	-
Share-based payments	-	-	120	-	-	120
Cancellation and expiration of stock options	-	-	(155)	-	155	-
Expiration of finders fee warrants	-	-	(22)	-	22	-
Other comprehensive income (loss):
Foreign currency translation adjustment	-	-	-	756	-	756
Net loss for the year	-	-	-	-	(1,043)	(1,043)
Balance, December 31, 2019	242,660,000	$67,287	$709	$(2,497)	$(47,578)	$17,921

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.
Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2019	2018	2017

Cash provided from (used by):

Operations:
Net loss for the year		$(1,043)	$(1,125)	$(1,960)
Items not involving cash:
Accrued interest		44	30	23
Amortization		48	24	14
Change in fair value of marketable securities		131	140	293
Flow through financing costs		-	4	-
Income tax recovery		(3)	(54)	(7)
Recovery of promissory notes receivable		-	(152)	-
Share-based payments		120	118	366
Write-off of mineral property interests		(5)	-	67
Write-off of equipment		-	1	-
		(708)	(1,014)	(1,204)
Changes in non-cash working capital items:
Receivables and prepaids		11	5	42
Accounts payable and accrued liabilities		(116)	88	69
Net cash used by operating activities		(813)	(921)	(1,093)

Financing:
Issuance of common shares, net of share issuance costs		1,008	-	331
Lease payments		(36)	-	-
Share buyback under normal course issuer bid		-	(27)	(168)
Net cash provided from (used by) financing activities		972	(27)	163

Investing:
Mineral property interests, net of recoveries		(1,165)	(841)	(3,164)
Proceeds from optioned mineral property interest		12	12	-
Deferred royalty payment	10(c)	(35)	(35)	(35)
Acquisition of marketable securities	7	-	(289)	(175)
Proceeds from disposition of marketable securities	7	518	154	104
Proceeds from promissory note receivable	6	59	94	-
Expenditures for equipment	8	(8)	(6)	(121)
Net cash used by investing activities		(619)	(911)	(3,391)

Unrealized foreign exchange gain (loss) on cash		54	(116)	546

Decrease in cash		(406)	(1,975)	(3,775)
Cash, beginning of year		2,329	4,304	8,079

Cash, end of year		$1,923	$2,329	$4,304

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.
Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

		Years ended December 31,
	Notes	2019	2018	2018

Non-cash financing and investing activities:

Initial recognition from change in accounting policy for lease:
Right of use asset	3(p)	$112	$-	$-
Amortization of leased asset	9	34	-	-
Lease liability	3(p) and 10(d)	90	-	-

Fair value of deferred royalty liability		-	-	183

Fair value of common shares issued for:
Mineral property interests	11(a)(i) and (ii)	23	4	-

Fair value allocated to common shares issued on exercise of:
Share appreciation rights	11(b)(iii)	-	-	23

Fair value of finders fee warrants from:
Issuance of finders fee warrants	11(b)(i) and (iii)	32	-	11

Expiration of:
Stock options		155	407	12
Finders fee warrants		22	70	-

Share issuance costs included in Accounts Payable		5	-	-

Income taxes paid		-	-	-

Interest received		-	-	-
Interest paid		17	-	-

Refer to the accompanying notes to the consolidated financial statements.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.
Nature of Operations and Going Concern

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #910 – 800 West Pender Street, Vancouver, BC, Canada, V6C 2V6 and its principal place of business is #810 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

The Company has no operating revenues, has incurred a significant net loss of $1.0 million in 2019 (2018 $1.1 million and 2017 – net loss of $2.0 million) and has a deficit of $47.6 million as at December 31, 2019 (2018 - $46.7 million and 2017 - $46.1 million). In addition, the Company has negative cash flows from operations. These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2.
Basis of Presentation

(a)
Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)
Approval of consolidated financial statements:

These consolidated financial statements were approved by the Company’s Board of Directors on March 26, 2020.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(c)
Basis of presentation:

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d)
Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•
Monetary assets and liabilities at the exchange rate at the consolidated statement of financial position date;
•
Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•
Shareholders’ equity items at historical exchange rates; and
•
Revenue and expense items at the rate of exchange on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive loss are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive loss.

(e)
Critical accounting estimates and judgements:

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests, receivables and long-term investments; valuation of certain marketable securities; the determination of accrued liabilities; accrued site remediation; amount of flow-through obligations; fair value of deferred royalty liability and lease liability; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(e)
Critical accounting estimates and judgements: (continued)

The Company applies judgment in assessing the functional currency of each entity consolidated in these consolidated financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

For right of use assets and lease liability, the Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgment in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgment is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

Judgment is applied in determining whether disposal groups or cash generating unit represent a component of the entity, the results of which should be recorded in discontinued operations in the consolidated statements of comprehensive loss and cash flows.

(f)
New accounting standards and recent pronouncements:

The standards listed below include only those which the Company reasonably expects may be applicable to the Company in the current period and at a future date. The impact is not expected to have a material impact on these consolidated financial statements.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

The following standards will become effective in future periods:

(i)
IFRS 17 Insurance contracts

This new standard sets out the principles for the recognition, measurement, presentation and disclosure of insurance contracts. The new standard applies to insurance contracts an entity issues and reinsurance contracts it holds.

The main features of the new standard are as follows:

●
An entity divides insurance contracts into groups that it will recognize and measure.
●
Groups of insurance contracts are recognized and measured at:

a risk-adjusted present value of estimated future cash flows (the fulfillment cash flows); and

an amount representing the unearned profit in the group of contracts (the contractual service margin).
●
An entity can choose to apply a simplified measurement approach (the premium allocation approach) when certain criteria are met.
●
The profit from a group of insurance contracts is recognized over the period the entity provides insurance coverage and as it is released from risk. If a group of contracts is or becomes loss-making, the loss is recognized in profit or loss immediately.
●
An entity presents separately insurance revenue and insurance service expenses, and insurance finance income or expenses.
●
An entity discloses qualitative and quantitative information about the amounts recognized in its financial statements from insurance contracts, significant judgments and changes in judgments made in applying IFRS 17, and the nature and extent of the risks that arise from insurance contracts.

The new standard supersedes the requirements in IFRS 4 Insurance Contracts.

The new standard is effective for annual periods beginning on or after January 1, 2021, with earlier application permitted for entities that also apply IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(ii)
IFRIC 23 Uncertainty over Income Tax Treatments

This new Interpretation, issued by the International Accounting Standards Board (IASB) in June 2017, clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments.

The main features of IFRIC 23 are as follows:

●
An entity considers an uncertain tax treatment separately or together with other uncertain tax treatments depending on which approach better predicts the resolution of the uncertainty.
●
Taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates are determined based on whether it is probable that a taxation authority will accept an uncertain tax treatment.
●
An entity reassesses judgments or estimates relating to uncertain tax treatments when facts and circumstances change.

The new standard is effective for annual periods beginning on or after January 1, 2021.

(iii)
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011))

The amendments clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

●
requires full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in Business Combinations).
●
requires the partial recognition of gains and losses where the assets do not constitute a business, i.e., a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

These requirements apply regardless of the legal form of the transaction, e.g., whether the sale or contribution of assets occurs by an investor transferring shares in a subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves.

The effective date of the amendments to IFRS 10 and IAS 28 issued by the IASB in September 2014 has been deferred indefinitely, with earlier application permitted.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.
Basis of Presentation (continued)

(f)
New accounting standards and recent pronouncements: (continued)

(iv)
The Conceptual Framework for Financial Reporting

The revised Conceptual Framework, issued by the International Accounting Standards Board (IASB) in March 2018, replaces the Conceptual Framework for Financial Reporting (issued by the IASB in September 2010).

The revised Conceptual Framework includes the following:

●
Concepts on measurement, including factors to consider when selecting a measurement basis.
●
Concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income.
●
Guidance on determining the boundary of a reporting entity.
●
Updated definitions of an asset and a liability.
●
Updated criteria for recognizing assets and liabilities in financial statements, and guidance on when to remove them.
●
Clarification on the roles of stewardship, prudence, measurement uncertainty and substance over form.

The IASB and the IFRS Interpretations Committee began using the revised Conceptual Framework immediately after it was issued. The effective date for stakeholders who develop an accounting policy based on the Conceptual Framework is for annual periods beginning on or after January 1, 2020. Earlier application is permitted.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except for Note 3(o).

(a)
Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries including New Polaris Gold Mines Ltd. and American Innovative Minerals LLC (“AIM”). The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(b)
Financial instruments:

(i)
Financial assets:

Initial recognition and measurement

A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that: (i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding; and (iii) is not designated as fair value through profit or loss.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(b)
Financial instruments: (continued)

(ii)
Derecognition:

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

●
the contractual rights to receive cash flows from the asset have expired; or

●
the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either: (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(iii)
Financial liabilities:

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

(iv)
Fair value hierarchy

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(c)
Impairment of non-financial assets:

The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in profit or loss.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(c)
Impairment of non-financial assets: (continued)

The recoverable amount is the higher of an asset’s “fair value less costs to sell” for the asset's highest and best use, and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date less incremental costs directly attributable to disposal of the asset, excluding financing costs and income tax expenses. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

For the purposes of impairment testing, mineral property interests are allocated to cash-generating units to which the exploration or development activity relates. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit or loss.

(d)
Mineral property interests:

All costs related to investments in mineral property interests are capitalized on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. The costs related to a mineral property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method. When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of a property option agreement. As the property options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Property option payments are recorded as property costs or recoveries when the payments are made or received. Proceeds received on the sale or property option of the Company’s property interest is recorded as a reduction of the mineral property cost. The Company recognizes in income those costs that are recovered on mineral property interests when amounts received or receivable are in excess of the carrying amount.

The amounts shown for mineral property interests represent costs incurred to date and include advance net smelter return (“NSR”) royalties, less recoveries and write-downs, and are not intended to reflect present or future values.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(e)
Equipment:

Leasehold improvements and office equipment and furnishings are recorded at cost, and are amortized on a double declining basis as follows:

Leasehold improvements	Straight line over 5 years
Office equipment	Double declining rate of 30%
Office furnishings	Double declining rate of 20%
Right of use	Straight line over 5 years

(f)
Proceeds on unit offerings:

Proceeds received on the issuance of units, consisting of common shares and warrants, are first allocated to the fair value of the common shares with any residual value then allocated to warrants. Consideration received on the exercise of warrants is recorded as share capital and any related reserve for share-based payments is transferred to share capital. Upon expiry of the warrants, the recorded fair value of the warrants is transferred from the reserve for share-based payments to deficit.

(g)
Non-monetary transactions:

Common shares issued for consideration other than cash are valued at their quoted market price at the date of issuance.

(h)
Flow-through common shares:

The Company will from time to time, issue flow-through common shares to finance a portion of its exploration program. Pursuant to the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the flow-through shares into: (i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and (ii) share capital. Upon expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability for the amount of tax reduction renounced to the shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through share proceeds.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the Look-back Rule, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is accrued as a finance expense until paid.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(i)
Share buy-back:

The Company has implemented a normal course issuer bid whereby the Company would buy back its common shares on the exchange in which its shares are listed at the prevailing market prices. Shares which are purchased would reduce share capital for the cash consideration paid including any associated transaction costs. Common shares which are purchased under the normal course issuer bid are returned to treasury and cancelled.

(j)
Share-based payments:

The Company has a stock option plan that is described in Note 11(c). Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to the reserve for share-based payments. Consideration received on the exercise of stock options is recorded as share capital and the related reserve for share-based payments is transferred to share capital. Upon expiry, the recorded fair value is transferred from reserve for share-based payments to deficit.

The Company has a share appreciation rights plan, which provides stock option holders the right to receive the number of common shares that are equal in value to the intrinsic value of the stock options at the date of exercise. Amounts transferred from the reserve for share-based payment to share capital are based on the ratio of shares actually issued to the number of stock options originally granted. The remainder is transferred to deficit.

(k)
Environmental rehabilitation:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of mineral property interests and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mining assets along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The rehabilitation asset is depreciated on the same basis as mining assets.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the rehabilitation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit or loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of ongoing current programs to prevent and control pollution is charged against profit or loss as incurred.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(l)
Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. The treasury stock method is used to calculate diluted earnings (loss) per common share amounts. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of the diluted per common share amount assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per common share calculation would be anti-dilutive.

(m)
Provisions:

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(n)
Income taxes:

The Company follows the asset and liability method for accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent that recovery is considered probable.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(o)
Adoption of accounting standards:

On January 1, 2019, the Company adopted the following accounting pronouncements retrospectively with no restatement of comparative periods:

IFRS 16 Leases

The Company adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019. The following is the new accounting policy for leases under IFRS 16.

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset (“ROU asset”), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months or to low value assets, which is made on an asset by asset basis.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying as set. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

●
fixed payments, including in-substance fixed payments;
●
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●
amounts expected to be payable under a residual value guarantee;
●
the exercise price under a purchase option that the Company is reasonably certain to exercise;
●
lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and
●
penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.
Significant Accounting Policies (continued)

(o)
Adoption of accounting standards: (continued)

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within “Right-of-use assets” as included in “Equipment” and the lease liabilities are presented in “Lease liability” on the consolidated statements of financial position.

(p)
Adoption of IFRS 16 Leases:

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. The comparative figures for the 2018 reporting period have not been restated and are accounted for under IAS 17 Leases, and IFRIC 4 Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

The Company applied the exemption not to recognize ROU asset and lease liabilities for leases with less than 12 months of lease term and leases for low-value assets when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

The Company has an office lease for its headquarters in Vancouver, BC, Canada, and is classified as operating leases under IAS 17. Upon transition to IFRS 16, these lease liabilities were measured at the present value of the remaining lease payments and discounted using an incremental borrowing rate of 18% as of January 1, 2019. As a result, the Company, as a lessee, has recognized $90,000 as a lease liability, representing its obligation to make lease payments. In addition, the Company recognized a ROU asset, representing its right to use the underlying asset for $112,000. The difference of $22,000 was recorded as an adjustment to deficit. The Company also recorded depreciation of the ROU asset from the inception of the lease to January 1, 2019 of $34,000 which was recorded as an adjustment to deficit. The net adjustment to deficit upon the adoption of IFRS 16 was $10,000.

The following table summarizes the difference between the operating lease commitments disclosed immediately preceding the date of initial application and lease liability recognized on the consolidated balance sheet at the date of initial application:

Operating lease liability as at December 31, 2018	$112
Lease payments	(23)
Foreign currency translation adjustment	1
Lease liability recognized as of January 1, 2019	$90

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.
Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. The Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2019.

5.
Management of Financial Risk

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Fair value through profit or loss ("FVTPL")
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Deferred royalty liability	Amortized cost
Lease liability	Amortized cost

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

The Company has classified its cash and marketable securities as financial assets at FVTPL; receivables as financial assets at amortized cost; and accounts payable and accrued liabilities, flow through premium liability, deferred royalty liability and lease liability as financial liabilities at amortized cost.

The Company’s investment in shares of Aztec Metals Corp., a company sharing one common director, (“AzMet”) is classified as FVTPL. There is no separately quoted market value for the Company’s investments in the shares of AzMet which have $Nil book value.

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity. Cash and certain marketable securities are measured at fair values using Level 1 inputs. Other marketable securities are measured using Level 3 of the fair value hierarchy. Deferred royalty and lease liabilities are measured using Level 2 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a)
Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

Management has reviewed the items comprising the accounts receivable balance which may include amounts receivable from certain related parties, and determined that all accounts are collectible; accordingly, there has been no allowance for doubtful accounts recorded.

(b)
Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings. As at December 31, 2019, the Company had a working capital of $1.9 million (2018 – $2.9 million). The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2020.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

(b)
Liquidity risk: (continued)

The following schedule provides the contractual obligations related to the deferred royalty and lease liability payments (Notes 10(c) and (d)) as at December 31, 2019 and 2018:

		Payments due by Period					Payments due by Period
		(CAD$000)					(US$000)
		Less than			After		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$123	$47	$76	$-	$-	$-	$-	$-	$-	$-

Advance royalty payments	-	-	-	-	-	320	35	105	105	75

Total, December 31, 2019	$123	$47	$76	$-	$-	$320	$35	$105	$105	$75

Advance royalty payments	$-	$-	$-	$-	$-	$355	$35	$105	$105	$110

Total, December 31, 2018	$-	$-	$-	$-	$-	$355	$35	$105	$105	$110

Accounts payable and accrued liabilities are due in less than 90 days.

(c)
Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i)
Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s consolidated statements of comprehensive loss as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its consolidated financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	2019	2018

Cash	$1,878	$2,288
Marketable securities	104	719
Receivables	28	17
Accounts payable and accrued liabilities	(118)	(215)
Lease liability	(75)	-

Net financial assets (liabilities), December 31	$1,817	$2,809

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

5.
Management of Financial Risk (continued)

(c)
Market risk: (continued)

(i)
Foreign currency risk: (continued)

Based upon the above net exposure as at December 31, 2019 and assuming all other variables remain constant, a 5% (2018 - 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $91,000 (2018 - $281,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)
Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no cash equivalents at period-end.

(iii)
Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain strategic investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at December 31, 2019 and assuming all other variables remain constant, a net increase or decrease of 80% (2018 - 50%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $83,000 (2018 - $360,000).

In February 2017, the Company adopted a normal course issuer bid whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase, and which terminated on February 7, 2018. In June 2018, the normal course issuer bid was again adopted whereby the Company may acquire up to 10.9 million common shares of the Company, and shall pay the prevailing market price at the time of purchase, and which terminated on June 20, 2019. The cash consideration paid for any such purchases would be subject to fluctuations in the market price of its common shares. (Notes 11(b)(ii) and (iii)).

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.
Promissory Note Receivable

Pursuant to an agreement in July 2014, the Company advanced a promissory note loan of $200,000, which bore an interest rate of 12% per annum compounded monthly; both the principal and interest were due and payable on January 15, 2015, and any past due principal and interest bore an interest rate of 14%. In September 2014, the Company advanced further funds of $20,000. In December 2014, the promissory note receivable along with accrued interest was determined to be impaired as collectability was doubtful, and was written off. In 2016, the Company received notice for the distribution of funds from the bankruptcy estate in which funds of $10,000 were received in 2017. On February 12, 2018, the Company entered into a Forbearance Agreement with the debtor in which the loan principal totaling $220,000 was repaid in full in 2018 as follows:

Date	Principal

January 31, 2018	$25
June 30, 2018	25
September 30, 2018	85
December 31, 2018	85
$220

Funds of $94,500 were received in 2018 with a balance of $59,500 received in January 2019, net of legal fees.

7.
Marketable Securities

	December 31,
	2019	2018

Balance, begin of period	$719	$787
Investment in marketable securities	-	289
Disposition of marketable securities at fair value	(518)	(154)
Change in fair value of marketable securities	(131)	(140)
Foreign currency translation adjustment	34	(63)
Balance, end of period	$104	$719

The quoted market value and fair value of shares of companies was $104,000 at December 31, 2019 (2018 - $719,000).

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests

	Canada					USA
	British Columbia			Nunavut		Nevada
	New Polaris	Windfall Hills	Princeton	Hard Cash	Nigel	Fondaway Canyon	Corral Canyon	Other	Total
	(Note 8(a)(i))	(Note 8(a)(ii))	(Note 8(a)(iv))	(Note 8(a)(v))	(Note 8(a)(v))	(Notes 8(b)(i))	(Note 8(b)(ii))	(Note 8(c))

Acquisition Costs:

Balance, December 31, 2017	$3,875	$374	$-	$-	$-	$2,173	$-	$-	$6,422
Additions, net of recoveries	6	-	-	9	2	12	23	10	62
Foreign currency translation adjustment	7	(30)	-	-	-	(175)	-	-	(198)
Balance, December 31, 2018	3,888	344	-	9	2	2,010	23	10	6,286
Additions	18	-	20	21	3	-	-	-	62
Recovery	-	-	-	-	-	-	-	(3)	(3)
Write off	-	-	-	-	-	-	-	(7)	(7)
Foreign currency translation adjustment	8	17	-	1	-	102	1	-	129
Balance, December 31, 2019	$3,914	$361	$20	$31	$5	$2,112	$24	$-	$6,467

Deferred Exploration Expenditures:

Balance, December 31, 2017	$6,431	$522	$-	$-	$-	$1,090	$-	$-	$8,043
Additions, net of recoveries	88	150	69	120	-	351	1	-	779
Foreign currency translation adjustment	(741)	(42)	-	-	-	(88)	-	-	(871)
Balance, December 31, 2018	5,778	630	69	120	-	1,353	1	-	7,951
Additions, net of recoveries	133	8	116	211	-	159	501		1,128
Foreign currency translation adjustment	427	32	3	6	-	68	1		537
Balance, December 31, 2019	$6,338	$670	$188	$337	$-	$1,580	$503	$-	$9,616

Mineral property interests:
Balance, December 31, 2018	$9,666	$974	$69	$129	$2	$3,363	$24	$10	$14,237
Balance, December 31, 2019	10,252	1,031	208	368	5	3,692	527	-	16,083

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests (continued)

(a)
Canada:

(i)
New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at December 31, 2019 include a reclamation bond for $194,000 (2018 - $184,000).

(ii)
Windfall Hills (British Columbia):

In April 2013, the Company acquired 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000.

(iii)
FG Gold (British Columbia):

In 2016, the Company entered into a property option agreement with Eureka Resources, Inc., (“Eureka”). In 2017, the Company terminated the property option agreement with Eureka and wrote off the FG Gold project.

(iv)
Princeton (British Columbia):

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual whereby the Company has an option to earn a 75% interest in the Princeton property by: incurring exploration expenditures of CAD$490,000 over a two year period; issuing 375,000 common shares to Universal by December 1, 2019 (issued); paying CAD$25,000 cash to Universal by March 16, 2021; and granting a 1% NSR to Universal which can be acquired for CAD$1 million and honoring a 2% NSR to the individual of which 1% NSR can be acquired for CAD$1 million.

(v)
Hard Cash and Nigel (Nunavut):

In November 2018, the Company entered into a property option agreement with Silver Range Resources Ltd. (“Silver Range”) whereby the Company has an option to earn a 100% undivided interests in the Hard Cash and Nigel properties by paying CAD$150,000 in cash and issuing 1.5 million common shares to Silver Range over a four year period. Silver Range retains a 2% NSR of which a 1% NSR can be acquired for CAD$1 million. Silver Range shall also be entitled to receive $1 per Au oz of measured and indicated resource estimate and $1 per Au oz of proven or probable reserve estimate, payable in either cash or common shares of the Company at the Company’s election.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests (continued)

(a)
Canada: (continued)

(vi)
Eskay Creek property (British Columbia):

In December 2017, the Company signed an agreement with Barrick Gold Inc (“Barrick”) and Skeena Resources Ltd. (“Skeena”) involving the Company’s 33.3% carried interest in certain mining claims adjacent to the past-producing Eskay Creek Gold mine located in northwest British Columbia, whereby the Company will retain its 33.33% carried interest. The Company and Barrick have respectively 33.33% and 66.67% interests in 6 claims and mining leases totaling 2323 hectares at Eskay Creek. Pursuant to an option agreement between Skeena and Barrick, Skeena has the right to earn Barrick’s 66.67% interest in the property. The Company wrote off the property in 2005.

(b)
United States:

(i)
Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs.

Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement and a remaining balance of $320,000 remains payable as at December 31, 2019 (2018 - $355,000). The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. The option includes minimum annual work commitments of $1.45 million on the properties. Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

(ii)
Corral Canyon (Nevada):

In 2018, the Company staked 92 mining claims covering 742 hectares in Nevada, USA.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests (continued)

(b)
United States: (continued)

(iii)
Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million.

(c)
Other:

In December 2018, the Company entered into a Memorandum of Understanding for an exploration and development project in South America whereby the Company paid $10,000 in 2018 and another $10,000 is payable as a success fee to close on an acceptable agreement for such project. In October 2019, the Company recovered $3,000 from its initial payment and wrote off the remaining balance of $7,000.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests (continued)

(d)
Expenditure options:

As at December 31, 2019, to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Exploration	Cash	Annual	Number of
	Payments	Expenditures	Payments	Payments	Shares
	(CADS$000)	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 8(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	$-	150,000

Fondaway Canyon (Note 8(b)(i)):
Advance royalty payment for buyout of 3% net smelter return (1)	-	-	-	35	-
Buyout provision for net smelter return of 2% (2)	-	-	2,000	-	-

Windfall Hills (Note 8(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	-	-	500	-	-

Princeton (Note 8(a)(iv)):
On or before:
December 31, 2020	-	244	-	-	-
March 16, 2021	25	-	-	-	-
Buyout provision for net smelter return of 1%	1,000	-	-	-	-
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

Hard Cash and Nigel (Note 8(a)(v)):
On or before:
November 23, 2020	30	-	-	-	300,000
November 23, 2021	40	-	-	-	400,000
November 23, 2022	50	-	-	-	500,000
Reduction of net smelter return of 2% to 1%	1,000	-	-	-	-

	$4,145	$244	$2,500	$35	1,350,000

(1)
Advance royalty payments of $320,000 remain payable as at December 31, 2019 with annual payments of $35,000. Pursuant to the option agreement, Getchell will be obligated to pay the annual advance royalty (Note 8(b)(i)).

(2)
The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.
Mineral Property Interests (continued)

(e)
Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f)
Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(g)
Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

9.
Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, December 31, 2017	$90	$31	$-	$121
Acquisitions	-	6	-	6
Write-off	-	(2)	-	(2)
Foreign currency translation adjustment	(7)	(2)	-	(9)
Balance, December 31, 2018	83	33	-	116
Initial recognition (Note 3(d))	-	-	112	112
Balance, January 1, 2019	83	33	112	228
Acquisitions	-	8	-	8
Foreign currency translation adjustment	4	1	5	10
Balance, December 31, 2019	87	42	117	246

Accumulated amortization:
Balance, December 31, 2017	10	4	-	14
Amortization	17	7	-	24
Write-off	-	(1)	-	(1)
Foreign currency translation adjustment	(1)	-	-	(1)
Balance, December 31, 2018	26	10	-	36
Initial recognition (Note 3(d))	-	-	34	34
Balance, January 1, 2019	26	10	34	70
Amortization	16	8	24	48
Foreign currency translation adjustment	-	-	-	-
Balance, December 31, 2019	42	18	58	118

Net book value:
Balance, December 31, 2018	$57	$23	$-	$80
Balance, December 31, 2019	$45	$24	$59	$128

The Company has a lease agreement for its headquarter office space in Vancouver, British Columbia.

10.
Liabilities

(a)
Accounts Payable and Accrued Liabilities

In 2015, the Company incurred a shortfall of CAD$14,000 in Canadian exploration expenditures for flow through purposes, and recognized a provision of US$2,000 for flow through indemnification as at December 31, 2017 which was included in accounts payable and accrued liabilities but was derecognized in 2018.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Liabilities (continued)

(b)
Flow Through Premium Liability

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. The fair value of the shares was CAD$0.11 per share, resulting in the recognition of a flow through premium liability of CAD$0.02 per share for a total of CAD$76,900. (Notes 11(b)(i) and (iii)).

On July 23, 2019, the Company closed a private placement for 23.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 17.3 million were issued at a price of CAD$0.06 per share and 6.4 million shares at CAD$0.0625 per share. The fair value of the shares was CAD$0.06 per share, resulting in the recognition of a flow through premium liability of CAD$0.0025 per share for a total of CAD$16,000.

Balance, December 31, 2016	$-
Add:
Excess of subscription price over fair value of flow through common shares	57
Foreign currency translation adjustment	4
Less:
Income tax recovery	(7)

Balance, December 31, 2017	54
Less:
Income tax recovery	(54)

Balance, December 31, 2018	-
Add:
Excess of subscription price over fair value of flow through common shares	12
Less:
Income tax recovery	(3)

Balance, December 31, 2019	$9

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.
Liabilities (continued)

(c)
Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project which was acquired in March 2017 has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out in full. A balance of $425,000 was remaining upon the closing of the Membership Agreement. (Note 8(b)(i)).

Deferred Royalty
Liability

Balance, December 31, 2017	$171
Add:
Interest	30
Less:
Advance royalty payment	(35)
Foreign currency translation adjustment	(1)

Balance, December 31, 2018	165
Add:
Interest	29
Less:
Advance royalty payment	(35)
Foreign currency translation adjustment	(1)

Balance, December 31, 2019	$158

(d)
Lease Liability

The continuity of the lease liability for the year ended December 31, 2019 is as follows:

Lease Liability

Balance, December 31, 2018	$-
Initial recognition (Note 3(p))	112
Lease payments	(23)
Foreign currency translation adjustment	1
Balance, January 1, 2019	90
Add:
Interest	15
Foreign currency translation adjustment	5
Less:
Payments	(35)

Balance, December 31, 2019	$75

Current portion	$36
Long term portion	39
Balance, December 31, 2019	$75

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital

(a)
Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.
(b)
Issued:

(i)
On July 23, 2019, the Company closed a private placement for 23.7 million flow through common shares for gross proceeds of CAD$1.4 million; of these shares, 17.3 million were issued at a price of CAD$0.06 per share and 6.4 million shares at CAD$0.0625 per share. The fair value of the shares was CAD$0.06 per share, resulting in the recognition of a flow through premium liability of CAD$0.0025 per share for a total of CAD$16,000. Finder fees were comprised of CAD$91,400 in cash and 1.5 million warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.06 per share until July 23, 2021.

In November 2019, the Company issued 200,000 common shares at a value of CAD$0.06 per share to Silver Range for the Hard Cash and Nigel properties (Note 8(a)(v)).

In November 2019, the Company issued 375,000 common shares at a value of CAD$0.05 per share to Universal for the Princeton property (Note 8(a)(iv)).

(ii)
In June 2018, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on June 21, 2018 and terminated on June 20, 2019. The actual number of common shares purchased under the bid and the timing of any such purchases were at the Company’s discretion. Purchases under the bid shall not exceed 23,893 common shares per day. The Company paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company were cancelled. From June to December 2018, the Company purchased 438,000 shares for CAD$20,595 with an average price of CAD$0.05 per share; no further shares were purchased in 2019 under its normal course issuer bid.

In December 2018, the Company issued 100,000 common shares at a value of CAD$0.05 per share to Silver Range for the Hard Cash and Nigel properties (Note 8(a)(v)).

(iii)
In February 2017, the Company received regulatory approval for a normal course issuer bid to acquire up to 10.9 million common shares of the Company representing approximately up to 5% of its issued and outstanding common shares at that time. The bid was effective on February 8, 2017 and terminated on February 7, 2018. The actual number of common shares purchased under the bid and the timing of any such purchases was at the Company’s discretion. Purchases under the bid shall not exceed 86,128 common shares per day. The Company paid the prevailing market price at the time of purchase for all common shares purchased under the bid, and all common shares purchased by the Company were cancelled. For the year ended December 31, 2017, the Company purchased 2.6 million shares for CAD$213,700 with an average price of CAD$0.08 per share, of which 2.5 million common shares have been cancelled and the remaining common shares were cancelled in February 2018. Subsequent to December 31, 2017, a further 86,000 common shares for CAD$6,450 were purchased at an average price of CAD$0.08 per share, all of which were cancelled in February 2018.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(b)
Issued: (continued)

(iii)
(continued)

In March 2017, stock options for 500,000 common shares were cancelled for the exercise of share appreciation rights for 272,727 common shares at a fair value of CAD$0.10 per share. In May 2017, stock options for 132,500 common shares were cancelled for the exercise of share appreciation rights for 29,166 common shares at a fair value of CAD$0.10 per share.

On April 21, 2017, the Company closed a private placement for 3.8 million flow through common shares at CAD$0.13 per share for gross proceeds of CAD$500,000. The fair value of the shares was CAD$0.11 per share, resulting in the recognition of a flow through premium liability of CAD$0.02 per share for a total of CAD$76,900. Finder fees were comprised of CAD$32,500 in cash and 250,000 warrants; each warrant is exercisable to acquire one non-flow through common share at an exercise price of CAD$0.15 per share until April 21, 2019.

(c)
Stock option plan:

The Company has a stock option plan that allows it to grant stock options to its directors, officers, employees, and consultants to acquire up to 44,261,695 common shares which was increased from 18,888,434 common shares at the Company’s Annual and Special Meeting held on June 2, 2017. The exercise price of each stock option cannot be lower than the last recorded sale of a board lot on the TSX during the trading day immediately preceding the date of granting or, if there was no such date, the high/low average price for the common shares on the TSX based on the last five trading days before the date of the grant. Stock options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event. Vesting of stock options is made at the discretion of the board at the time the stock options are granted.

At the discretion of the board, certain stock option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the stock options.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(c)
Stock option plan: (continued)

The continuity of outstanding stock options for the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019		2018		2017
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)

Outstanding balance, beginning of year	16,400,000	$0.08	19,357,500	$0.08	16,445,000	$0.08
Granted	3,750,000	$0.06	4,250,000	$0.07	3,600,000	$0.10
Cancellation for share appreciation rights	-	-	-	-	(632,500)	$0.06
Forfeited	(60,000)	$0.07	(1,012,500)	$0.09	(18,750)	$0.10
Expired	(2,340,000)	$0.10	(6,195,000)	$0.08	(36,250)	$0.14
Outstanding balance, end of year	17,750,000	$0.07	16,400,000	$0.08	19,357,500	$0.08

Exercise price range		$0.05 - $0.10		$0.05 - $0.10		$0.06 - $0.10

The following table summarizes information about stock options exercisable and outstanding at December 31, 2019 and 2018:

		Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2019	(Number of Years)	(CAD$)	Dec 31, 2019	(Number of Years)	(CAD$)

$0.06	3,700,000	0.94	$0.06	3,700,000	0.94	$0.06
$0.08	3,600,000	1.52	$0.08	3,600,000	1.52	$0.08
$0.10	2,050,000	2.42	$0.10	2,050,000	2.42	$0.10
$0.09	500,000	2.70	$0.09	500,000	2.70	$0.09
$0.08	3,200,000	3.49	$0.08	2,560,000	3.49	$0.08
$0.055	1,000,000	3.87	$0.055	600,000	3.87	$0.055
$0.07	700,000	4.15	$0.07	280,000	4.15	$0.07
$0.08	300,000	4.22	$0.08	120,000	4.22	$0.08
$0.06	2,700,000	4.49	$0.06	1,080,000	4.49	$0.06
	17,750,000	2.62	$0.07	14,490,000	2.28	$0.08

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(c)
Stock option plan: (continued)

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	Dec 31, 2018	(Number of Years)	(CAD$)	Dec 31, 2018	(Number of Years)	(CAD$)

$0.10	2,300,000	0.54	$0.10	2,300,000	0.54	$0.10
$0.06	3,700,000	1.94	$0.06	3,700,000	1.94	$0.06
$0.08	3,600,000	2.52	$0.08	3,600,000	2.52	$0.08
$0.10	2,050,000	3.42	$0.10	2,050,000	3.42	$0.10
$0.09	500,000	3.70	$0.09	375,000	3.70	$0.09
$0.08	3,250,000	4.49	$0.08	1,300,000	4.49	$0.08
$0.06	500,000	4.87	$0.06	100,000	4.87	$0.06
$0.05	500,000	4.87	$0.05	100,000	4.87	$0.05
	16,400,000	2.79	$0.08	13,525,000	2.42	$0.08

During the year ended December 31, 2019, the Company recognized share-based payments of $120,000 (2018 - $118,000 and 2017 - $366,000), net of forfeitures, based on the fair value of stock options that were earned by the provision of services during the period. Share-based payments are segregated between directors and officers, employees and consultants, as applicable, as follows:

	2019	2018	2017

Directors and officers	$101	$118	$351
Employees	-	-	15
Consultants	19	-	-

	$120	$118	$366

The weighted average fair value of stock options granted and the weighted average assumptions used to calculate share-based payments for stock option grants are estimated using the Black-Scholes option pricing model as follows:

	2019	2018	2017

Number of stock options granted	3,750,000	4,250,000	3,600,000
Fair value of stock options granted (CAD$)	$0.04	$0.04	$0.08

Market price of shares on grant date (CAD$)	$0.06	$0.05	$0.10
Pre-vest forfeiture rate	13.81%	16.09%	15.41%
Risk-free interest rate	1.44%	2.10%	0.95%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	105%	119%	134%
Expected option life in years	4.22	4.22	4.03

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(c)
Stock option plan: (continued)

Expected stock price volatility is based on the historical price volatility of the Company’s common shares.

In March 2017, stock options for 500,000 common shares were cancelled for the exercise of share appreciation rights for 272,727 common shares. In May 2017, stock options for 132,500 common shares were cancelled for the exercise of share appreciation rights for 29,166 common shares.

On June 2, 2017, the Company’s Board of Directors provided for the full vesting of 2.25 million performance based stock options which were granted in July 2016 and which have an exercise price of CAD$0.08 and an expiry date of July 7, 2021.

In fiscal 2017, the Company granted the following stock options:
-
3,100,000 stock options to directors, officers and employees with an exercise price of CAD$0.10 and an expiry date of June 2, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter; and
-
500,000 stock options to an employee with an exercise price of CAD$0.09 and an expiry date of September 13, 2022, and which are subject to vesting provisions in which 25% of the options vest immediately on the grant date and 25% vest every six months thereafter;

In fiscal 2018, the Company granted the following stock options:
-
3,250,000 stock options to directors, officers and employees with an exercise price of CAD$0.08 and an expiry date of June 29, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and
-
1,000,000 stock options to an officer of which 500,000 stock options have an exercise price of CAD$0.05 and 500,000 stock options with an exercise price of CAD$0.06 and an expiry date of November 12, 2023, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

In fiscal 2019, the Company granted the following stock options:
-
700,000 stock options to consultants with an exercise price of CAD$0.07 per share and an expiry date of February 22, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter;
-
300,000 stock options to a director with an exercise price of CAD$0.08 per share and an expiry date of March 21, 2024 and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter; and
-
2,750,000 stock options to directors, officers and employees with an exercise price of CAD$0.06 and an expiry date of June 27, 2024, and which are subject to vesting provisions in which 20% of the options vest immediately on the grant date and 20% vest every six months thereafter.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(d)
Warrants:

At December 31, 2019, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2018	Issued	Exercised	Expired	December 31, 2019

$0.12	March 3, 2019	8,852,576	-	-	(8,852,576)	-

$0.12	March 14, 2019	2,497,222	-	-	(2,497,222)	-

$0.12	March 14, 2019 (1)	155,556	-	-	(155,556)	-

$0.12	April 21, 2019 (2)	250,000	-	-	(250,000)	-

$0.06	July 23, 2021 (3)	-	1,508,121	-	-	1,508,121

		11,755,354	1,508,121	-	(11,755,354)	1,508,121

(1)
As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

(2)
As these warrants are agent’s warrants, a fair value of $11,460 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 125%, risk-free rate 0.71%, expected life 2 years, and expected dividend yield 0%.

(3)
As these warrants are agent’s warrants, a fair value of $33,110 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 89%, risk-free rate 1.44%, expected life 2 years, and expected dividend yield 0%.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(d)
Warrants: (continued)

At December 31, 2018, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2017	Issued	Exercised	Expired	December 31, 2018

$0.10	July 31, 2018 (1), (7)	8,450,000	-	-	(8,450,000)	-

$0.15	September 18, 2018 (1)	5,254,055	-	-	(5,254,055)	-

$0.15	September 18, 2018 (1), (2)	661,718	-	-	(661,718)	-

$0.15	October 3, 2018 (1)	4,153,750	-	-	(4,153,750)	-

$0.15	October 3, 2018 (1), (3)	60,725	-	-	(60,725)	-

$0.08	September 21, 2018	5,332,776	-	-	(5,332,776)	-

$0.08	September 21, 2018 (4)	536,511	-	-	(536,511)	-

$0.12	March 3, 2019 (8)	8,852,576	-	-	-	8,852,576

$0.12	March 14, 2019 (8)	2,497,222	-	-	-	2,497,222

$0.12	March 14, 2019 (5), (8)	155,556	-	-	-	155,556

$0.12	April 21, 2019 (6)	250,000	-	-	-	250,000

		36,204,889	-	-	(24,449,535)	11,755,354

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(d)
Warrants: (continued)

(1)
On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(2)
As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(3)
As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(4)
As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(5)
As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

(6)
As these warrants are agent’s warrants, a fair value of $11,460 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 125%, risk-free rate 0.71%, expected life 2 years, and expected dividend yield 0%.

(7)
On July 14, 2017, the Company extended the term of the expiry period of the warrants by one year from July 31, 2017 to July 31, 2018, which expired unexercised.

(8)
These warrants expired unexercised on their respective expiry dates in 2019.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(d)
Warrants: (continued)

At December 31, 2017, the Company had outstanding warrants as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2016	Issued	Exercised	Expired	December 31, 2017

$0.10	July 31, 2018 (1), (7)	8,450,000	-	-	-	8,450,000

$0.15	March 18, 2017	55,000	-	-	(55,000)	-

$0.15	September 18, 2018 (1)	5,254,055	-	-	-	5,254,055

$0.15	September 18, 2018 (1), (2)	661,718	-	-	-	661,718

$0.15	April 3, 2017	346,250	-	-	(346,250)	-

$0.15	October 3, 2018 (1)	4,153,750	-	-	-	4,153,750

$0.15	October 3, 2018 (1), (3)	60,725	-	-	-	60,725

$0.08	September 21, 2018	5,332,776	-	-	-	5,332,776

$0.08	September 21, 2018 (4)	536,511	-	-	-	536,511

$0.12	March 3, 2019	8,852,576	-	-	-	8,852,576

$0.12	March 14, 2019	2,497,222	-	-	-	2,497,222

$0.12	March 14, 2019 (5)	155,556	-	-	-	155,556

$0.12	April 21, 2019 (6)	-	250,000	-	-	250,000

		36,356,139	250,000	-	(401,250)	36,204,889

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(d)
Warrants: (continued)

(1)
On August 28, 2015, the Company extended the terms of the expiry periods of the warrants by 18 months.

(2)
As these warrants are agent’s warrants, a fair value of $43,120 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 120%, risk-free rate 1.17%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $4,622 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(3)
As these warrants are agent’s warrants, a fair value of $3,335 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 121%, risk-free rate 1.27%, expected life 3 years, and expected dividend yield 0%. On August 28, 2015, the agent’s warrants were modified by the extension of the expiry term by 18 months resulting in a net fair value adjustment of $386 as applied to reserve for share-based payments with a corresponding debit to deficit using the Black-Scholes option pricing model with the following revised assumptions: volatility 146%, risk-free rate 0.46%, expected life 3 years, and expected dividend yield 0%.

(4)
As these warrants are agent’s warrants, a fair value of $20,747 was recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 147%, risk-free rate 0.57%, expected life 3 years, and expected dividend yield 0%.

(5)
As these warrants are agent’s warrants, a fair value of $10,320 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 150%, risk-free rate 0.58%, expected life 3 years, and expected dividend yield 0%.

(6)
As these warrants are agent’s warrants, a fair value of $11,460 was originally recorded as share issuance expense as applied to share capital with a corresponding credit to reserve for share-based payments calculated using the Black-Scholes option pricing model with the following assumptions: volatility 125%, risk-free rate 0.71%, expected life 2 years, and expected dividend yield 0%.

(7)
On July 14, 2017, the Company extended the term of the expiry period of the warrants by one year from July 31, 2017 to July 31, 2018.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

11.
Share Capital (continued)

(e)
Common shares reserved for issuance:

	Number of Shares
	December 31,
	2019	2018	2017

Stock options (Note 11(c))	17,750,000	16,400,000	19,357,500
Warrants (Note 11(d))	1,508,121	11,755,354	36,204,889

Balance	19,258,121	28,155,354	55,562,389

12.
Corporate Development and General and Administrative

	Years ended December 31,
	2019	2018	2017

Corporate Development:
Corporate advisory	$-	$-	$13
Geology and technical review	-	26	21
Legal	-	-	5
Salaries and remuneration	14	1	-
Sundry	4	-	-
Travel and transportation	13	22	18
	$31	$49	$57

General and Administrative:
Accounting, audit and tax	$28	$36	$39
Legal	15	15	16
Office and sundry	51	56	67
Regulatory	53	50	70
Rent	28	66	44
	$175	$223	$236

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

13.
Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the consolidated financial statements, the Company had the following general and administrative costs with related parties during the years ended December 31, 2019, 2018 and 2017:

				Net balance receivable (payable)
	Years ended December 31,			as at December 31,
	2019	2018	2017	2019	2018

Key management compensation:
Executive salaries and remuneration (1)	$455	$490	$720	$-	$-
Severance	90	184	-	-	-
Directors fees	20	27	98	(2)	(7)
Share-based payments	101	118	351	-	-
	$666	$819	$1,169	$(2)	$(7)

Net office, sundry, rent and salary allocations recovered from (incurred to) company(ies) sharing certain common director(s) (2)	$4	$2	$(16)	$1	$1

(1) Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

(2) The companies include Endeavour Silver Corp. (“Endeavour”) and Aztec Minerals Corp. (“AzMin”), both companies sharing one common director, and AzMet.

The above transactions are incurred in the normal course of business. Note 7 for marketable securities held in Endeavour, AzMin and AzMet.

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

14. Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	December 31, 2019			December 31, 2018
	Canada	USA	Total	Canada	USA	Other	Total

Mineral property interests	$11,864	$4,219	$16,083	$10,840	$3,387	$10	$14,237
Leasehold improvements and equipment	128	-	128	80	-	-	80

15. Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017. The basic rent per year is CAD$46,000 for years 1 to 3 and CAD$48,000 for years 4 to 5. As at December 31, 2019, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2020	$47
2021	48
2022	28

$123

For the Fondaway Canyon project, the 3% NSR has a buyout provision which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $320,000 remains payable as at December 31, 2019. (Note 8(b)(i)).

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16. Deferred Income Taxes

(a) A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2019	2018

Net loss for the year	$(1,043)	$(1,125)
Canadian statutory tax rate	27.0%	27.0%

Income tax benefit computed at statutory rates	$(282)	$(304)
Differences between Canadian and foreign tax rates	(6)	(14)
Temporary differences	254	(189)
Items not taxable/deductible for income tax purposes	31	44
Tax losses and tax offsets not recognized	4	359
Under (over) provided in prior years	(4)	104

Income tax recovery	$(3)	$-

Effective January 1, 2018, the Canadian federal corporate tax rate is 15% and the British Columbia provincial tax rate is 12% for a total Canadian statutory tax rate of 27%.

(b) The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2019 and 2018 are presented below:

	December 31,
	2019	2018

Deferred tax assets:
Non-capital losses carried forward	$889	$711

Deferred tax liabilities:
Book value over tax value of mineral properties	(889)	(711)

Net deferred tax assets	$-	$-

CANARC RESOURCE CORP.
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2019, 2018 and 2017
(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

16. Deferred Income Taxes (continued)

(c) The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets have been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	December 31,
	2019	2018

Non-capital losses	$7,571	$6,278
Marketable securities	145	164
Share issue costs	114	86
Unrealized foreign exchange	234	336
Tax value over book value of mineral properties	6,807	6,544
Tax value over book value of equipment	1,287	1,259
Unrecognized deductible temporary differences	$16,158	$14,667

As at December 31, 2019, the Company’s unrecognized unused non-capital losses have the following expiry dates:

2026	$56
2027	237
2028	-
2029	-
2030	478
2031	817
2032	876
2033	286
2034	854
2035	1,064
2036	-
2037	4,328
2038	837
2039	846
No date of expiry	1,137

$11,816

CORPORATE INFORMATION

HEAD OFFICE	#810 – 625 Howe Street
Vancouver, BC, Canada, V6C 2T6

Telephone: (604) 685-9700
Facsimile: (604) 685-9744

Website: www.canarc.net

DIRECTORS	Bradford Cooke
Scott Eldridge
Martin Burian
Deepak Malhotra
Kai Hoffmann

OFFICERS	Scott Eldridge ~ Chief Executive Officer
Garry Biles ~ President and Chief Operating Officer
Jacob Margolis ~ Vice President (Exploration)
Philip Yee ~ Chief Financial Officer and Corporate Secretary

REGISTRAR AND	Computershare Investor Services Inc.
TRANSFER AGENT	3rd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS	Smythe LLP
#1700 – 475 Howe Street
Vancouver, BC, Canada, V6C 2B3

SOLICITORS AND	Maxis Law Corporation
REGISTERED OFFICE	#910 – 800 West Pender Street
Vancouver, BC, Canada, V6C 2V6

SHARES LISTED	Trading Symbols
TSX: CCM
OTC-QB: CRCUF
DBFrankfurt: CAN